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NEWS RELEASE

LUNDIN MINING MAKES STRATEGIC INVESTMENT IN SANU RESOURCES

January 3, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that, subject to regulatory approval, it has entered into a financing arrangement with Sanu Resources Ltd. ("Sanu"). Sanu is a publicly traded mining company listed on the TSX Venture Exchange (TSX.V: SNU), pursuant to which Lundin Mining has subscribed for 4,000,000 units of Sanu, at a price of Cdn. $0.65 per unit, by way of a non-brokered private placement, for an investment of Cdn. $2,600,000.

As announced by Sanu on December 27, 2006, each unit of the private placement consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder thereof to acquire one additional share of Sanu for a period of two years at a purchase price of $0.90 each. The shares, including any shares issued on exercise of the warrants, will be subject to restrictions on trading for a period of four months from closing. The proceeds of the private placement will be used by Sanu to continue exploration on its property portfolio and general working capital. Upon the completion of the private placement, Lundin Mining will hold just under 14% of the common shares of Sanu, and approximately 24% if it exercises its warrants, making it Sanu's largest shareholder.

Sanu Resources Ltd.

Sanu is a mineral exploration company focused on the acquisition, exploration and discovery of world-class base metal and gold deposits in Africa and is currently exploring in Eritrea, Burkina Faso and Morocco. Sanu's exploration programs have been managed by geologists Dr. Demetrius Pohl and Dr. Steven Olson. Dr. Pohl has spent 17 of his 37 years of gold and base-metal exploration experience on the African Continent, and Dr. Olson has worked on greenstone gold projects in California, West Africa and Saudi Arabia and was involved in the discoveries of the Golden Pride deposit in Tanzania and the Tongon deposit in Ivory Coast.

Property Profile

The geology of Eritrea offers a unique opportunity for discoveries of greenstone volcanic-hosted massive sulfide and shear-hosted gold deposits. The polymetallic volcanic-hosted massive sulfide ("VHMS") occurrences in the highlands around the capital of Asmara include the Emba Derho discovery by Sunridge Gold Corporation (TSX.V: SGC), a company in which Lundin Mining holds a 17.3% ownership interest. A recently discovered VHMS province in the western lowlands of Eritrea is the site of the Bisha and Harena deposits owned by Nevsun Resources Ltd. (TSX/AMEX: NSU) and a new discovery, Hambok, by Sanu. These discoveries support the significant potential of Eritrea.

Sanu is the largest exploration landholder in Eritrea with current exploration licenses totaling over 2600 sq. km.

Hambok Discovery

Lundin Mining is excited about the recent discovery by Sanu of the Hambok copper-zinc VHMS deposit on its Mogoraib River License in western Eritrea. Hambok is located approximately 15 km southwest of Nevsun's Bisha deposit and is the most recent major VHMS discovery in this emerging prolific polymetallic belt.

Hambok was discovered from ground follow-up work of regional anomalies identified by Landsat imagery analysis and reconnaissance soil sampling. A siliceous breccia and gossan marks the location of the outcropping mineralization. A strong electromagnetic conductor that is subjacent to a strong gravity anomaly geophysically marks the deposit. To date, a total of 7,382 metres in 43 diamond drill holes has been

Lundin Mining Corporation
News Release

completed and has confirmed that the massive sulfide mineralization thickens (up to 76 metres) downdip. Massive sulfide mineralization has now been intersected over 1,050 metres of strike length and 300 metres down-dip and remains open in all directions. Indications are that the thicker sections of the massive sulfide system (> 50 metres) appear to lie in a zone 500 metres in length that contains higher grades of copper and zinc including the following intercepts:

  HAM-006: 11 metres grading 7.4% Zn and 0.8% Cu
  HAM-022: 8 metres grading 6.2% Zn and1.2% Cu
  HAM-045: 14 metres grading 7.5% Zn and1.2% Cu

Hambok has the potential to become a significant copper-zinc deposit, as less than half of the gravity anomaly has been drill tested. The Hambok anomaly is only one of an extensive trend of gravity anomalies that coincide with favorable geology indicating excellent potential for the discovery of additional massive sulfide deposits. Sanu has also made other early-stage discoveries of VHMS-type mineralization, including the Ashelli prospect, located 8 km southwest of Hambok, which has a gold oxide cap that is underlain by anomalous copper-zinc sulfide mineralization.

Neil O'Brien, Vice President of Exploration for Lundin Mining, commented "This strategic investment in Sanu allows us to participate in the exploration and advancement of exciting new discoveries located within an emerging premier polymetallic massive sulfide belt in western Eritrea in addition to properties in Burkina Faso and Morocco that hold excellent upside discovery potential. I am especially impressed with the quality and success of the African exploration team that Sanu has assembled. With Lundin Mining's support, we are confident that Sanu will make many more discoveries in Africa."

Dr. Demetrius Pohl, a Qualified Person as defined by National Instrument 43-101 and Vice President of Exploration for the Company, has reviewed and verified the technical information contained in this news release.

For further information, please contact:

Colin K. Benner, Vice Chairman & CEO: +1 604 681-1337
Ron Ewing, Vice President: +1 604 681-1337
Catarina Ihre, Investor Relations: + 46 70 607 9263
Neil O'Brien, Vice President of Exploration + 46 70 233 55 54

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.